December 20, 2006

Mr. Robert Telewicz
Senior Staff Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street NE
Washington, DC  20549

Re:	Gramercy Capital Corp., Form 10-K for the year ended December 31, 2005, File No. 001-32248

Gentlemen:

We are transmitting for filing Gramercy Capital Corp.’s (the “Company”) responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter to Mr. Robert R. Foley of the Company, dated November 20, 2006 (the “November 20 Letter”).

For convenience of reference, each Staff comment contained in the November 20 Letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in the November 20 Letter, and is followed by the corresponding response of the Company.  We have also provided a courtesy copy of this letter to Wilson K. Lee.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Funds From Operations, page 49

1.                                       We have read your response to comment two.  Your response still does not provide persuasive evidence that the substantive nature of such gains and losses from debt restructurings would be non-recurring.  You expect debt restructurings to be infrequent.  However, you cannot determine with certainty that debt restructurings would not occur on a recurring basis.  Accordingly, please tell us what consideration you have given to including the disclosure items noted in question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures in future filings.

Mr. Robert Telewicz
United State Securities and Exchange Commission
December 20, 2006

Response:

The Company supplementally advises the Staff that:

A.                                   The Company has reviewed in detail Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.  We believe the Company’s use of FFO as a useful measure of financial performance to stockholders and other participants in the capital markets is in accordance with the guidance provided in Question 8, conforms with the Revised White Paper on FFO approved by the Board of Governors of the National Association of Real Estate Investment Trusts and is consistent with the disclosure practices of other similar commercial mortgage REITS.

B.                                     Gains and losses from debt restructurings are not part of the Company’s current business plan.  The Company has not sustained a gain or loss from a debt restructuring since its initial public offering in August 2004.  Therefore, the Company’s treatment of gains and loses from debt restructurings satisfies the Staff’s practical definition of a non-recurring, infrequent or unusual item set forth in Item 10(e)(ii)(B) of Regulation S-K, which is an item that is not “reasonably likely to recur within two years or there was [not] a similar charge or gain within the prior two years.”

C.                                     Since gains or losses from debt restructurings are not part of the Company’s core business strategy, clear and separate disclosure to users of financial statements of the existence of such gains or losses (were the Company to incur such gains or losses) is appropriate and beneficial to help investors identify and evaluate variances from the Company’s stated business plan.

D.                                    To eliminate any confusion or uncertainty, the Company will revise its disclosures to make clearer the principal reasons for excluding from FFO gains or losses from debt restructurings.  If the Company does incur a gain or loss on a troubled debt restructuring, it will clearly disclose in Management’s Discussion and Analysis of Financial Condition and Results of Operations the amount excluded from its FFO measure, and will show the amount as a reconciling item in a separate reconciliation of FFO to GAAP net income.

Should you require additional information, or if you have questions about the content of this letter, please call me directly at 212-297-1002.

Very truly yours,

/s/ Robert R. Foley

Robert R. Foley
Chief Financial Officer

cc:           Wilson K. Lee
cc:           Larry P. Medvinsky, Esq.